

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

Jun Wang
Chief Financial Officer
iQIYI, Inc.
No. 21, North Road of Workers' Stadium
Chaoyang District, Beijing 100027
People's Republic of China

>   **Re: iQIYI, Inc.**
>   **Form 20-F for Fiscal Year Ended December 31, 2022**
>   **Response Dated June 20, 2023**
>   **File No. 001-38431**

Dear Jun Wang:

We have reviewed your June 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2023 letter.

Response Dated June 20, 2023

Introduction, page 1

1.   We note your proposed amended disclosure in response to comment 1 and we reissue in part. Please revise to include a definition of "China" and the "PRC."

Item 3. Key Information, page 3

2.   We note your proposed amended disclosure in response to comment 4 and reissue in part. We note that you have provided cross-refences to your risk factors. Please revise to also provide cross-references to your summary risk factors.

3. We note your response to comment 7 and we reissue in part. Please provide your proposed revised structure chart and the include the summaries of the contractual arrangements in Item 3.

4. We note your response to comment 8 and reissue in part. We note the proposed disclosure still maintains that you receive the economic benefits of the variable interest entities. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Please revise.

5. We note your response to comment 9, including that you undertake to provide the specific risk factor cross reference (with title and page number) to each risk disclosed in "Risks Related to Our Corporate Structure" and "Risks Related to Doing Business in Mainland China." It appears that you have not provided proposed disclosure for each of the summary risk factors in "Risks Related to Doing Business in Mainland China." Please provide such proposed disclosure.

 Please contact Rucha Pandit at (202) 551-6022 or Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Haiping Li